PROMISSORY NOTE

$100,000                                               7-24-2000
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     FOR VALUE RECEIVED, the undersigned, each as principal, jointly and severally, promise(s) to pay to the order of Landmark Leasing at Milford, Iowa, the sum of One Hundred Thousand DOLLARS with interest thereon from ______, payable annually at the rate of 6.6 per cent per annum until payment hereof, as follows:





    Interest shall be deducted from the payment and any balance shall be applied on principal.
    Principal and Interest not paid when due shall draw interest at a rate of ____% per annum. Upon default in payment of any interest, or any installment of principal, the whole amount then unpaid shall become immediately due and payable at the option of the holder without notice. The undersigned, In case of suit on this note, agrees to pay attorney's fees.
    Makers, endorsers and sureties waive demand of payment, notice of non-payment, protest and notice. Sureties, endorsers and guaranteers agree to all of the provisions of this note and consent that the time or times of payment of all or any part hereof may be extended after maturity, from time to time, without notice.

Address _____________________       /s/Jan Danbom
                                    -----------------------------
                                    Jan Danbom              Treas.
Phone__________________
                                    Cycle Country Access. Corp.


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